File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2021
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2021, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
GBP	135,000,000	0.50	99.564	16-July-2021	15-Sep-2026
USD	3,000,000,000	1.125	99.271	20-July-2021	20-July-2028
USD	200,000,000	Floating Rate	100.394	23-July-2021	10-June-2031
AUD	140,000,000	4.25	116.044	27-July-2021	11-June-2026
USD	200,000,000	Floating Rate	100.183	29-July-2021	10-Feb-2026
USD	200,000,000	Floating Rate	100.392	9-Aug-2021	10-June-2031
BRL	35,770,000	8.30	100.00	12-Aug-2021	12-Aug-2031
COP	12,000,000,000	Floating Rate	100.00	12-Aug-2021	15-May-2035
AUD	20,000,000	3.29	117.256	16-Aug-2021	28-June-2032
USD	50,000,000	0.80	100.00	19-Aug-2021	19-Aug-2026
PEN	50,000,000	3.50	99.55	23-Aug-2021	23-Aug-2026
NZD	450,000,000	1.75	99.828534	25-Aug-2021	25-Aug-2026
GBP	140,000,000	0.50	99.737	25-Aug-2021	15-Sep-2026
USD	600,000,000	Floating Rate	100.00	16-Sep-2021	16-Sep-2026
USD	3,500,000,000	0.50	99.926	23-Sep-2021	23-Sep-2024
BRL	58,800,000	9.65	100.00	27-Sep-2021	29-Sep-2031
USD	100,000,000	Floating Rate	100.774	29-Sep-2021	10-June-2031

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2021

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2021

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB) are conducted through the Ordinary Capital, which was supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank's Information Statement dated February 26, 2021, which includes the Ordinary Capital financial statements for the year ended December 31, 2020. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions are reported separately in the Statement of Income and Retained Earnings.

COVID-19
The global outbreak of SARS-CoV-2 (also referred to as COVID-19) has disrupted economic activity on a global scale and created significant volatility in financial markets. The containment measures adopted by most countries to prevent the spread of the virus amounted to a partial, organized closedown of economies. According to the October 2021 IMF World Economic Outlook, Latin America and the Caribbean suffered a recession of 7.0% in 2020, much more significant than that recorded in 2009 (around 2% of GDP), but with expected positive growth of 6.3% in 2021. Based on such expected growth estimates and considering other factors, we have reversed some of the provisions for credit losses during this period, mainly on our non-sovereign-guaranteed loans portfolio. However, considerable uncertainty to these projections remain, depending critically on the ongoing health crisis and whether further containment measures are required before the efficacy and effectiveness of the roll-out of available vaccines can be fully determined, particularly in view of the emergence of new variants. The steep fall in economic activity, together with widening inequality, could prompt serious

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[1] In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

social and economic challenges going forward. We will continue to monitor the situation and reassess our credit provisioning estimates as necessary.

The Bank remains the main source of multilateral lending to countries in Latin America and the Caribbean and intends to continue to support its borrowing member countries and private sector clients to help finance the response to COVID-19. We expect both Bank approvals and disbursements during 2021 to exceed $13.9 billion and $12.0 billion, respectively. The size of our financial support speaks to the unique threat that the pandemic poses to the social and economic development of our borrowing member countries, but still preserves our financial strength and sustainability as mandated by our shareholders who recognize the strategic importance of maintaining IDB's triple-A rating in times of uncertainty like these.

From a development perspective, the Bank's response to COVID-19 continues focused on the following four priority areas: 1) the immediate public health response, supporting countries' capacity to treat COVID cases, procure and deploy COVID vaccines, and mitigate the disruption caused by the pandemic on non-COVID related health services; 2) safety nets for vulnerable populations, providing funding for countries to adopt measures to protect the income of the most affected populations; 3) protection of the productive sector and employment, supporting the sustainability of micro, small and medium-sized enterprises (MSMEs) that employ approximately 61% of the region's workforce, and; 4) public policies and fiscal management for the amelioration of economic impacts.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remain within their respective financial and risk management policy thresholds.

In addition to financial support, IDB continues to leverage its global network of donors and partners to support the member countries in sourcing medical supply, share and curate knowledge around COVID-19 and response measures, as well as provide financial services to our clients in a timely manner.

Since the introduction of mandatory telework at the IDB in March 2020, due to the COVID 19 pandemic, no meaningful business disruption incidents were recorded and Board and Management Committee meetings have continued to operate uninterrupted and meet regularly to coordinate the work program.

The Bank's Return to the Office Framework (RTO) assists in managing the return of employees to our facilities and to respond to differing situations that may be encountered as a result of the pandemic crisis. An Update to the RTO Framework was recently launched in October 2021 in order to address the evolving nature of the situation and developments in medical insights, public health guidance, and availability of vaccines. The RTO employs a progressive, gradual reopening approach, via Modules, to support business continuity while minimizing risks for our employees, and is driven on an office-by-office basis. There is "no one size fits all" solution and the Modules vary by country and site based on relevant inputs such as local conditions, best practices, and experience. On July 1, 2021 the Bank started the return to office for its Headquarters in Washington, D.C., and is currently in the second Module (up to 25% capacity), with several country offices open under different modules.

Given the teleworking status, the Bank has seen an increase in cybersecurity risks and phishing attacks, which have been effectively mitigated because of past investments in security, remote access, end-point protection, and cloud technologies, as well as strengthened operational risk management plans. Management continues to invest in preventive and detective technologies as well as in employee awareness to ensure high standards for cybersecurity.

Resolution approved by the Board of Governors

During the virtual meeting hosted by Barranquilla, Colombia, the Board of Governors reaffirmed its commitment to the IDB's critical role in promoting sustainable social and economic development and reducing poverty and inequality throughout the Latin American and Caribbean region and approved a resolution authorizing the analytic work required to inform the Board of Governors' continuing consideration of the region's challenges and IDB's role to be played in the region. Management presented to the Board of Governors the "Vision 2025, Reinvest in the Americas" (the Vision) agenda for recovery and sustainable economic growth. The Vision outlines the priorities to advance the Institutional Strategy and to respond to the challenges that Latin America and the Caribbean face and will continue to face in the years to come, including a path to come out of the COVID-19 crisis with more sustainable growth and resilience. The endeavor to establish priorities for IDB's work is centered on advancing the region's efforts toward the Sustainable Development Goals (SDGs), as the Bank remains committed to ensuring that Latin America and the Caribbean meets them by 2030.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2021 and 2020, as well as for the year ended December 31, 2020.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020
Operational Highlights			
Approved developmental assets	$ **5,935**	$ 11,599	$ 14,268
Loans and guarantees[(1)]	**5,922**	11,279	13,948
Debt securities	**13**	320	320
Undisbursed portion of approved developmental assets[(2)]	**28,481**	34,088	30,498
Gross disbursements of developmental assets	**6,672**	8,578	14,846
Net disbursements of developmental assets[(3)]	**1,722**	3,714	7,931
Balance Sheet Data			
Cash and investments-net[(4)], after swaps	$ **43,800**	$ 42,871	$ 37,023
Developmental Assets			
Loans outstanding, net[(5)]	**105,295**	99,673	104,275
Debt securities, net	**358**	318	392
Total assets	**157,233**	152,603	151,737
Borrowings outstanding, after swaps	**114,883**	108,035	106,242
Equity	**34,311**	33,947	33,677
Income Statement Data			
Operating Income[(6)]	$ **631**	$ 395	$ 453
Net fair value adjustments on non-trading portfolios and foreign currency transactions[(7)]	**272**	(66)	220
Other components of net pension benefit costs	**(27)**	-	1
Board of Governors approved transfers	**(92)**	(64)	(64)
Net income	**784**	265	610
Comprehensive income (loss) [(8)]	**788**	222	(66)
Ratios			
Total debt[(9)] to equity[(10)] ratio	**3.3**	3.2	3.1
Total assets to equity[(10)] ratio	**4.5**	4.5	4.4
Cash and investments as a percentage of borrowings outstanding, after swaps	**38.1%**	39.7%	34.8%
Cost to income ratio[(11)]	**38.5%**	37.2%	39.9%
Return on equity ratio[(12)]	**2.5%**	1.6%	1.3%
Return on assets ratio[(13)]	**0.5%**	0.4%	0.3%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations and exposure exchange agreements. In 2020, excludes $490 million approved under the Flexible Risk Mitigation Facility to Argentina, that was approved in 2018.
(2) As of September 30, 2021, the undisbursed portion of approved loans includes $21,692 million related to signed loans (2020 - $26,359 million) and $23,958 million as of December 31, 2020. In 2021, the undisbursed portion of concessional signed loans amounted $501 million (2020 - $678 million) and $578 million as of December 31, 2020.
(3) Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net asset position of $572 million as of September 30, 2021 (2020 - $146 million in a net liability position) and $561 million in a net liability position as of December 31, 2020.
(6) See page **11** for a full discussion of Operating Income under Results of Operations.
(7) Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios and foreign currency transactions will tend to zero as the related financial instruments mature.
(8) Includes Net income (loss), Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans and Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk.
(9) Borrowings (after swaps) and guarantee exposure.
(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure). Although the Bank prepares its financial statements in accordance with U.S. GAAP, Management reviews certain results, such as ratios based on equity, on a non-GAAP basis. This measure provides better information about the underlying operational performance and financial condition of the Bank while excluding the effects of accumulated other comprehensive income and borrowing countries local currency cash balance, which may be restricted. Refer to **Table 6** for a reconciliation of this measure to GAAP equity.
(11) Four year rolling average of Administrative expenses, excluding pension and postretirement benefit costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Annualized operating income divided by average equity.
(13) Annualized operating income divided by average total assets.

Developmental assets

Loan operations: A summary of the loans and guarantees approved, as well as the undisbursed portion of approved loans, during the nine month period ended September 30, 2021 and 2020 appears in **Table 1**.

TABLE 1: LOAN AND GUARANTEE APPROVALS
(Amounts expressed in millions of United States dollars)

| | 2021 | | | | 2020 | | | |
| | | Concessional | | | | Concessional | | |
	SG	SG	NSG[1]	Total	SG	SG	NSG[1]	Total
Loans								
Number	49	2	39	90	49	5	56	110
Amount	$ 5,340	$ 32	$ 485	$ 5,857	$ 10,176	$ 202	$ 901	$ 11,279
Guarantees								
Number	2	-	-	2	-	-	-	-
Amount	$ 65	$ -	$ -	$ 65	$ -	$ -	$ -	$ -
Total	$ 5,405	$ 32	$ 485	$ 5,922	$ 10,176	$ 202	$ 901	$ 11,279
Undisbursed balance	$ 26,986	$ 598	$ 897	$ 28,481	$ 31,948	$ 745	$ 1,395	$ 34,088
Related to signed loans	$ 20,656	$ 501	$ 535	$ 21,692	$ 24,870	$ 678	$ 811	$ 26,359

(1)   There were four loans for $118 million originated by IIC and co-financed by the Bank (2020 – seven loans for $490 million).

Table 2 presents the sovereign (SG) and non-sovereign-guaranteed (NSG) loans and guarantees portfolios as of September 30, 2021 and December 31, 2020.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES
(Expressed in millions of United States dollars)

	2021	2020
Sovereign Loans	$ 100,658	$ 99,562
Sovereign Guarantees	352	357
Sovereign Portfolio	101,010	99,919
Non-Sovereign Loans	5,087	5,199
Non-Sovereign Guarantees	347	431
Non-Sovereign Portfolio	5,434	5,630
Total Loans & Guarantees Outstanding	$ 106,444	$ 105,549
NSG Portfolio as a percentage of total loans and guarantees	5.1%	5.3%

For 2021, the approved lending spread and credit commission for the Bank's non-concessional sovereign-guaranteed loans is 0.90% and 0.50%, respectively (2020 - 0.80% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

Debt Securities: The Bank may also invest in debt securities to further its developmental objectives, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. As of September 30, 2021 debt securities outstanding amounted $374 million (2020 - $410 million).

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $502 million at September 30, 2021 compared to $567 million at December 31, 2020. The decrease of $65 million is due to a decrease in the collective allowance of the NSG developmental assets of $86 million; offset by an increase in the allowance of individually assessed loans in the NSG and SG portfolio of $20 million and $1 million, respectively.

The Bank had individually assessed NSG loans with outstanding balances of $513 million at September 30, 2021, compared to $528 million at December 31, 2020. In October 2021, an individually assesed loan amounting to $176 million was collected. As of September 30, 2021, the allowances for credit losses on individually assessed NSG and SG loans were $200 million and $54 million, respectively, compared to $180 million for NSG and $53 million for SG loans at December 31, 2020. The percentage of the NSG allowance for credit losses on individually assessed loans was 39% as of September 30, 2021 and 34% as of December 31, 2020.

As of September 30, 2021, the total amount of Venezuela's sovereign-guaranteed operations in arrears amounted to $981 million, including interest, from which $868 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest income not recognized amounted to $38 million during the first nine months of 2021 ($46 million as of September 30, 2020), and the related individually assessed allowance for credit losses was $54 million ($53 million as of December 31, 2020). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2021 or December 31, 2020.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule SG loans outside of the options allowed under the Flexible Financing Facility. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Borrowing operations

During the first nine months of the year, the Bank issued bonds for a total face amount of $23,445 million (2020 – $24,041 million) that generated proceeds of $23,449 million (2020 – $24,088 million), representing decreases of $596 million and $639 million, respectively, compared to the same period last year. The average life of new issues was 6.2 years in 2021 (2020 – 4.8 years). The Bank expects that the borrowing program will be approximately $26 billion in 2021.

During 2021, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Financial results

Operating income during the first nine months of 2021 was $631 million, compared to $395 million for the same period last year, an increase of $236 million. The increase was mainly due to a decrease in the provision for developmental assets credit losses of $206 million, and an increase in net interest income of $86 million, which were partially offset by a decrease in net investment gains of $20 million, and an increase in net non-interest expense of $37 million (See **Table 4**).

During the nine months ended on September 30, 2021, the trading investments portfolio experienced net mark-to-market losses of $2 million, compared to $18 million gains during the nine months ended September 30, 2020. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $17 million during the first nine months of 2021, compared to $29 million during the same period in 2020.

The provision for credit losses on developmental assets was a credit of $64 million during the first nine months of September 30, 2021, compared to a provision of $142 million for the same period last year. The decrease was mainly in the collective allowance of the non-sovereign-guaranteed portfolio due to better macroeconomic conditions observed during 2021; offset by an increase in the individually assessed allowance of the non-sovereign-guaranteed portfolio due to the worsening on the condition of an individually assessed loan.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $272 million for the nine months ended September 30, 2021, compared to $66 million losses for the same period in 2020. Net fair value adjustments mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios and foreign currency transactions will tend to zero as the related financial instruments mature.

Transfers to the IDB Grant Facility

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they are considered based on actual disbursements and fund balance of the GRF. In March 2021, the Board of Governors approved income transfers from the Bank to the GRF amounting to $92 million (2020 - $64 million).

CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries, to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG loans operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG loans activities are being originated

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[3] As of June 30, 2021, the date of the latest quarterly Financial Risk report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,660 million, or 4.8% of the Bank's Total Equity.

by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

The loan portfolio is the Bank's principal earning asset, of which 95% was sovereign-guaranteed at September 30, 2021 and December 31, 2020. At September 30, 2021, the total volume of outstanding loans was $105,745 million, of which $4,869 million was under concessional terms, compared with $104,761 million and $4,840 million, respectively, as of December 31, 2020.

As of September 30, 2021 and December 31, 2020, 5% of the outstanding loans and guarantees exposure was for non-sovereign-guaranteed loans. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,087 million, compared to $5,199 million at December 31, 2020.

During 2021 there were no purchases of developmental related debt securities (2020 – $201 million). As of September 30, 2021, debt securities outstanding amounted $374 million (2020 - $410 million).

Investment Portfolio
The Bank's investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

Borrowing Portfolio
The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $8,641 million compared with December 31, 2020, primarily due to a higher amount of new borrowings ($23,449 million) than maturities ($14,980 million).

Equity
Equity at September 30, 2021 was $34,311 million, an increase of $634 million from December 31, 2020, mainly due to Net income of $784 million for the first nine months of the year, and $93 million amortization of net actuarial losses and prior service credit on pension plans; offset by $150 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and $89 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk.

Table 3 presents the composition of the Debt-to-Equity ratio as of September 30, 2021 and December 31, 2020. The ratio increased from 3.1 to 3.3 mainly resulting from an increase in borrowings outstanding.

TABLE 3: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	September 30, 2021	December 31, 2020
Borrowings outstanding after swaps and guarantee exposure	$ 115,582	$ 107,030
Equity		
Paid-in capital stock	11,853	11,853
Less: Receivable from members	802	798
Retained earnings:		
General reserve	20,695	20,057
Special reserve	2,565	2,565
	34,311	33,677
Minus:		
Borrowing countries' local currency cash balances	189	169
Accumulated other comprehensive income	(617)	(621)
Total Equity	$ 34,739	$ 34,129
Total Debt-to-Equity Ratio	3.3	3.1

Transfers to the Inter-American Investment Corporation

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the IIC became effective. NSG activities are and will continue to be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the Bank and the IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2021, the Board of Governors approved a $150 million (2020 - $110 million) distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. Since 2018, the IIC has received dividends totaling $360 million.

RESULTS OF OPERATIONS

Table 4 shows a breakdown of Operating Income. For the nine months ended September 30, 2021, Operating Income was $631 million compared to $395 million for the same period last year, an increase of $236 million. The increase was mainly due to a decrease in the provision for developmental assets credit losses, and an increase in net interest income, which were partially offset by a decrease in net investment gains, and an increase in net non-interest expense.

TABLE 4: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
	2021	2020	2021 vs 2020
Loan interest income[1]	$ 1,502	$ 1,833	$ (331)
Investment interest income[1]	89	336	(247)
Other interest income	35	5	30
	1,626	2,174	(548)
Less:			
Borrowing expenses[1]	472	1,106	(634)
Net interest income	1,154	1,068	86
Other loan income	95	94	1
Net investment gains (losses)	(2)	18	(20)
Other expenses:			
Provision (Credit) for developmental assets credit	(64)	142	(206)
Net non-interest expense	680	643	37
Total	616	785	(169)
Operating Income	$ 631	$ 395	$ 236

(1) Amounts in an after swap basis.

The Bank had net interest income of $1,154 million during the first nine months of 2021, compared to $1,068 million for the same period last year. This was mostly due to the 10 bps increase of the Bank's lending spread in 2021, an increase in the outstanding loans, and the recognition of realized gains of approximately $30 million related to the unwinding of certain swaps for equity duration management purposes; which were offset by a decrease in market interest rates.

Figure below shows the Bank's net interest income during the first nine months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME
For the quarters ended September 30, 2019 through 2021

(Expressed in millions of United States dollars)



Largely, the Bank's policy of setting its lending rate on its SG non-concessional loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR. As can be observed from the chart above, the decline in the average 3-month USD LIBOR has translated into decreases of both the Bank's interest income and borrowing expenses. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans and the income earned on equity funded assets. The lending spread is normally reviewed annually, and when this spread resets it applies to the entire SG lending portfolio, not just to the new loans approved in that year.

Changes in market interest rates will result in changes in Net Interest Income as the balance sheet has some residual interest income sensitivity to USD LIBOR changes, since the Bank's equity is partially funding LIBOR-based SG Loans.

Net mark-to-market investment losses amounted $2 million, compared to $18 million gains for the same period in 2020, mainly due to the mark-to-market impact of higher interest rates.

The provision for credit losses on developmental assets was a credit of $64 million during the first nine months of 2021, compared to a provision of $142 million for the same period last year. The decrease was mainly in the collective allowance of the non-sovereign-guaranteed portfolio due to better macroeconomic conditions observed during 2021; offset by an increase in the individually assessed allowance of the non-sovereign-guaranteed portfolio due to the worsening on the condition of an individually assessed loan.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2021 and 2020, and the year ended December 31, 2020 are shown in **Table 5.**

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2021		Nine months ended September 30, 2020		Year ended December 31, 2020	
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans[1]	$ 105,137	1.91	$ 98,833	2.48	$ 99,643	2.32
Liquid investments[2][3]	41,129	0.29	38,366	1.24	38,858	1.03
Total earning assets	$ 146,266	1.45	$ 137,199	2.13	$ 138,501	1.96
Borrowings	$ 111,671	0.56	$ 102,690	1.44	$ 103,812	1.22
Net interest margin[4]		1.05 [5]		1.04		1.03

(1)   Excludes loan fees.
(2)   Geometrically-linked time-weighted returns.
(3)   Includes gains and losses.
(4)   Represents annualized net interest income as a percent of average earnings assets.
(5)   In June 2021, the Bank realized gains amounting to $30 million related to the unwinding of certain swaps for equity duration management purposes. Excluding these gains the net interest margin would have been 1.03%.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. **Table 6** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2021, core operating income changes have been mostly related to the 10 bps increase of the Bank's lending spread in 2021, an increase in the oustanding loans, and the recognition of realized gains of approximately $30 million related to the unwinding of certain swaps for equity duration management purposes; offset by a decrease in market interest rates, as well as an increase in the service cost associated with the Bank's pension plans, due to the decrease in discount rates experienced on December 31, 2020.

TABLE 6: CORE OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,		
Core Operating Income (Non-GAAP Measure)	**2021**	2020	2021 vs 2020
Operating Income (Reported)	$ 631	$ 395	$ 236
Less:			
Net investment gains (losses)	(2)	18	(20)
Add:			
Provision (Credit) for developmental assets credit	(64)	142	(206)
Core operating income	$ 569	$ 519	$ 50

COMMITMENTS

Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

Contractual Obligations

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2021, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.80 years with contractual maturity dates through 2061. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($21,692 million at September 30, 2021), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

LIQUIDITY MANAGEMENT

Table 7 shows a breakdown of the trading investments portfolio at September 30, 2021 and December 31, 2020, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 7: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES
(Expressed in millions of United States dollars)

Security Class	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[1]
		September 30, 2021			
Obligations of the United States Government and its corporations and agencies	$ 461	$ 1,692	$ -	$ -	$ 2,153
U.S. Government-sponsored enterprises	71	175	66	24	336
Obligations of non-U.S. governments	10,144	788	-	-	10,932
Obligations of non-U.S. agencies	7,069	7,132	-	-	14,201
Obligations of non-U.S. sub-sovereigns	2,837	1,541	-	-	4,378
Obligations of supranationals	2,089	1,181	-	-	3,270
Bank obligations	5,470	1,847	-	-	7,317
Corporate securities	462	256	-	-	718
Mortgage-backed securities	-	-	-	5	5
Asset-backed securities	-	-	-	10	10
Total trading investments	28,603	14,612	66	39	43,320
Currency and interest rate swaps - investments-trading	26	(192)	-	-	(166)
Total trading investments	$ 28,629	$ 14,420	$ 66	$ 39	$ 43,154

(1) Includes accrued interest of $109 million for trading investments and $(91) million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

Security Class	December 31, 2020				
	Maturity in in one year or less	one year to five years	five years to ten years	after ten years	Grand Total[1]
Obligations of the United States Government and its corporations and agencies	$ 367	$ 1,550	$ -	$ -	$ 1,917
U.S. Government-sponsored enterprises	79	260	97	35	471
Obligations of non-U.S. governments	6,837	780	-	-	7,617
Obligations of non-U.S. agencies	6,636	5,848	-	-	12,484
Obligations of non-U.S. sub-sovereigns	2,245	1,913	-	-	4,158
Obligations of supranationals	2,085	297	-	-	2,382
Bank obligations	6,330	841	-	-	7,171
Corporate securities	451	228	-	-	679
Mortgage-backed securities	-	-	-	6	6
Asset-backed securities	-	-	-	11	11
Total trading investments	25,030	11,717	97	52	36,896
Currency and interest rate swaps - investments-trading	(657)	(459)	-	-	(1,116)
Total trading investments	$ 24,373	$ 11,258	$ 97	$ 52	$ 35,780

(1)   Includes accrued interest of $119 million for trading investments and $(100) million for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 8 provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2021, the credit exposure amounted to $43,415 million, compared to $37,208 million as of December 31, 2020. The credit quality of the portfolios continues to be high, as 75.6% of the counterparties are rated AAA and AA, 17.5% or equivalent short-term ratings (A1+ and A1), 6.1% are rated A, and 0.8% are rated BBB or below, compared to 70.7%, 23.0%, 5.7% and 0.6%, respectively, at December 31, 2020.

TABLE 8: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

Counterparty rating	September 30, 2021						
	Investments				Net Derivatives Exposure[3]	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 6,959	$ 596	$ -	$ -	$ -	$ 7,555	17.4
A1	-	43	-	-	-	43	0.1
AAA	13,798	1,008	20	-	-	14,826	34.1
AA	12,066	5,140	698	5	88	17,997	41.5
A	2,126	530	-	-	7	2,663	6.1
BBB	78	-	-	3	-	81	0.2
BB	243	-	-	-	-	243	0.6
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	7	-	7	-
Total	$ 35,270	$ 7,317	$ 718	$ 15	$ 95	$ 43,415	100.0

Counterparty rating	December 31, 2020						
	Investments				Net Derivatives Exposure[3]	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 8,345	$ 195	$ -	$ -	$ -	$ 8,540	23.0
AAA	9,140	1,146	-	-	-	10,286	27.6
AA	9,929	5,135	679	6	290	16,039	43.1
A	1,411	695	-	-	22	2,128	5.7
BBB	53	-	-	3	-	56	0.2
BB	151	-	-	-	-	151	0.4
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	8	-	8	-
Total	$ 29,029	$ 7,171	$ 679	$ 17	$ 312	$ 37,208	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.
(2) Includes assets not currently rated.
(3) Includes swaps, futures, and options.

SUBSEQUENT AND OTHER DEVELOPMENTS

Funded Status of Pension and Postretirement Benefit Plans (Plans)
The volatility in the equity and credit markets, as well as changes in interest rates, affect the funded status of the Plans. As of September 30, 2021, asset values continued to recover from the economic impacts of COVID-19 on financial markets; as well as decreases in the Plans' liabilities due to increases in discount rates, have resulted in an increase the funded status of the Plans. Accordingly, as of September 30, 2021 and December 31, 2020, the Plans' assets represented approximately 95% and 84% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are remeasured, as required by U.S. GAAP.

Replacement of LIBOR and other IBOR base rates
In a July 2017 announcement, the United Kingdom's Financial Conduct Authority (FCA) questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating it will no longer persuade or compel LIBOR panel banks to submit

rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rates Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the ARRC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, various Floating Rate Notes (FRN) linked to SOFR have been issued, various exchanges have adjusted to SOFR discounting for OTC collateral transactions and the International Swaps and Derivatives Association (ISDA) has launched its IBOR (interbank offered rates) Fallbacks Protocol and IBOR Fallbacks Supplement.

On November 30th, 2020, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation in the US issued a statement on LIBOR transition to encourage Banks to stop entering into new contracts that use USD LIBOR as a reference rate by December 31, 2021, "in order to facilitate an orderly-and safe and sound-LIBOR transition".

On March 5th, 2021, the FCA announced that the publication of all euro LIBOR settings, all Swiss franc LIBOR settings, the Spot Next, 1-week, 2-month and 12-month Japanese yen LIBOR settings, the overnight, 1-week, 2-month and 12- month sterling LIBOR settings, and the 1-week and 2-month US dollar LIBOR settings will cease immediately after December 31, 2021. The publication of overnight and 12-month US dollar LIBOR settings will cease permanently after June 30, 2023. Moreover, the FCA will consider the case to use proposed powers to require continued publication on a synthetic basis of the 1-month, 3-month and 6-month US dollar LIBOR settings for a further period after the end of June 2023, but clarified that any LIBOR settings published on this synthetic basis will no longer be representative of the underlying market and economic reality the setting is intended to measure. On the same date the International Securities and Derivatives Association (ISDA) determined that the FCA announcement constitutes an index cessation event under the IBOR Fallbacks Supplement and the ISDA 2020 IBOR Fallbacks Protocol for all 35 LIBOR settings. Therefore, March 5th, 2021 is the "Spread Adjustment Fixing Date" under the Bloomberg IBOR Fallback Rate Adjustments Rulebook and so the spread (which forms part of the new ISDA IBOR fallbacks) for all 35 LIBOR settings has been fixed.

If SOFR or another rate does not achieve wide acceptance as the alternative to LIBOR, there likely will be disruption in financial markets. In the event that SOFR or another reference rate is widely accepted, risks will remain related to outstanding loans, borrowings, derivatives and other instruments using LIBOR related to transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate will not exactly mimic LIBOR. As a result, for example, over the life of a transaction that transitions from LIBOR to a new reference rate, the Bank's monetary obligations to its counterparties and the Bank's yield from transactions with clients may change, potentially adversely affecting the Bank. If a contract is not transitioned to a new reference rate and LIBOR ceases to exist, the impact on the Bank's obligations is likely to vary by asset class and contract. The value of investments, borrowings, or derivative instruments tied to LIBOR and the trading market for LIBOR-based securities could also be impacted upon its discontinuation or if it is limited.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. In 2020, a Libor Transition Program was created to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates, as well as the Libor Transition Senior Management Advisory Committee. The Bank has developed a multifaceted transition strategy that includes workstreams related to various components, including contractual, financial, Balance Sheet, communications, information technology and realignment of business processes and quality assurance.

As part of this exercise, the Bank is assessing sovereign-guaranteed and non-sovereign guaranteed lending operations, derivatives transactions, and funding operations, among others. In relation to the derivatives, the Bank has adhered to the ISDA 2020 IBOR Fallbacks Protocol.

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers. Starting in January 2022, the Bank expects to offer SOFR as reference rate for sovereign-guaranteed loans.

On the funding side, the Bank has ceased issuance of its FRNs linked to LIBOR. All of its outstanding LIBOR FRNs will reset before the date that LIBOR would cease to be published (such date currently scheduled for June 2023). As of September 30, 2021, the outstanding balance of SOFR linked FRNs is $6,500 million. The Bank is currently swapping most of its primary fixed rate bond issuances into SOFR.

Management changes

On September 13, 2021, Ms. Susana Cordeiro Guerra was appointed Sector Manager of the Institutions for Development Sector, effective September 16, 2021.

On October 7, 2021, Mr. Ferdinando Regalía was appointed Sector Manager of the Social Sector, effective October 16, 2021.

On October 12, 2021, Mr. Rigoberto Ariel Yepez-García was appointed Sector Manager of the Infrastructure and Energy Sector, effective October 16, 2021.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2021		December 31, 2020	
	(Unaudited)		(Unaudited)	
ASSETS				
Cash and investments				
Cash - Note J	$ 1,873		$ 2,596	
Investments - Trading - Notes C, I and J	43,211	$ 45,084	36,776	$ 39,372
Developmental assets				
Loans outstanding - Notes D, F and J	105,745		104,761	
Debt securities - Note E	374		410	
Allowance for credit losses	(466)	105,653	(504)	104,667
Accrued interest and other charges - Note F		910		857
Currency and interest rate swaps - Notes H, I, J and K				
Investments - Trading	217		-	
Loans	1,212		737	
Borrowings	2,501		4,760	
Other	124	4,054	27	5,524
Other assets - Note D		1,532		1,317
Total assets		$ 157,233		$ 151,737
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes G, H, I, J and K				
Short-term	$ 1,060		$ 1,186	
Medium- and long-term:				
Measured at fair value	84,738		82,114	
Measured at amortized cost	29,795	$ 115,593	26,659	$ 109,959
Currency and interest rate swaps - Notes H, I, J and K				
Investments - Trading	292		1,015	
Loans	640		1,298	
Borrowings	1,791		1,043	
Other	-	2,723	1	3,357
Payable for investment securities purchased		866		-
Payable for cash collateral received		501		1,344
Due to IDB Grant Facility - Note L		190		208
Accrued interest on borrowings		546		668
Liabilities under retirement benefit plans - Note O		1,393		1,363
Undisbursed special programs		215		226
Other liabilities - Note D		895		935
Total liabilities		122,922		118,060
Equity				
Capital stock - Note M				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,814		5,814	
	11,853		11,853	
Receivable from members - Note N	(802)		(798)	
Retained earnings	23,877		23,243	
Accumulated other comprehensive loss	(617)	34,311	(621)	33,677
Total liabilities and equity		$ 157,233		$ 151,737

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)	
Income				
Loans, after swaps - Notes D and H	$ 527	$ 526	$ 1,597	$ 1,927
Investments - Notes C and H				
Interest	28	47	89	336
Net gains (losses)	(3)	19	(2)	18
Other interest income - Notes H and K	2	(1)	35	5
Other	11	10	33	50
Total income	565	601	1,752	2,336
Expenses				
Borrowing expenses, after swaps - Note G, H and I	152	203	472	1,106
Provision (Credit) for developmental assets credit losses - Note F	21	5	(64)	142
Administrative expenses	230	221	659	633
Special programs	30	24	54	60
Total expenses	433	453	1,121	1,941
Operating income	132	148	631	395
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, H and K	3	166	272	(66)
Other components of net pension benefit costs - Note O	(9)	-	(27)	-
Board of Governors approved transfers - Note L	-	-	(92)	(64)
Net income	126	314	784	265
Retained earnings, beginning of period	23,751	22,584	23,243	22,781
Distributions on behalf of shareholders - Note T	-	-	(150)	(110)
Cumulative-effect adjustment for expected credit losses	-	-	-	(38)
Retained earnings, end of period	$ 23,877	$ 22,898	$ 23,877	$ 22,898

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)	
Net income	$ 126	$ 314	$ 784	$ 265
Other comprehensive income (loss)				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note O	31	23	93	68
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	12	(225)	(89)	(111)
Total other comprehensive income (loss)	43	(202)	4	(43)
Comprehensive income	$ 169	$ 112	$ 788	$ 222

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2021	2020
Cash flows from developmental and investing activities	(Unaudited)	(Unaudited)
Developmental activities:		
Loan disbursements	$ (6,672)	$ (8,578)
Loan collections	4,944	4,864
Purchase of debt securities	-	(208)
Collection of debt securities	6	2
Net cash used in developmental activities	(1,722)	(3,920)
Purchase of property, net	(24)	(12)
Miscellaneous assets and liabilities, net	(80)	81
Net cash used in developmental and investing activities	(1,826)	(3,851)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	23,449	24,088
Repayments	(14,980)	(12,783)
Short-term borrowings, net	(126)	83
Cash collateral received (returned)	(843)	858
Distributions paid on behalf of shareholders	(149)	(109)
Payments of maintenance of value to members	-	(154)
Net cash provided by financing activities	7,351	11,983
Cash flows from operating activities		
Gross purchases of trading investments	(61,906)	(56,904)
Gross proceeds from sale or maturity of trading investments	55,293	48,966
Loan income collections, after swaps	1,513	2,071
Interest and other costs of borrowings, after swaps	(510)	(1,446)
Income from investments	49	366
Other interest income	22	5
Other income	33	48
Administrative expenses	(546)	(561)
Transfers to the IDB Grant Facility	(110)	(13)
Special programs	(66)	(55)
Net cash used in operating activities	(6,228)	(7,523)
Effect of exchange rate fluctuations on Cash	(21)	1
Net increase (decrease) in Cash	(724)	610
Cash, beginning of period	2,596	1,215
Cash, end of period	$ 1,873	$ 1,825

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive), and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2020 financial statements and notes therein included in the Bank's Information Statement dated February 26, 2021. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans.

Accounting pronouncements
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU do not apply to contract modifications made or other transactions entered after December 31, 2022. In January 2021, the FASB issued amendments in ASU 2021-01 to the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The Bank is currently assessing the impact of both ASUs and plans to adopt the available expedients and exceptions allowed through December 31, 2022.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

A summary of the trading portfolio instruments at September 30, 2021 and December 31, 2020 is shown in Note I – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have an interest rate primarily based on LIBOR plus a funding margin, as well as the Bank's lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

Loans outstanding as of September 30, 2021 and December 31, 2020 were as follows (in milions):

Developmental Assets		September 30, 2021		December 31, 2020
Loans outstanding	$	105,745	$	104,761
Allowance for credit losses		(450)		(486)
Total	$	105,295	$	104,275

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for non- sovereign-guaranteed (NSG) loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee, the borrower incurs the underlying financial obligation, and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 2 to 15 years, except for trade related guarantees that have maturities of up to 1 year. As of September 30, 2021 and December 31, 2020, guarantees of $699 million and $788 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2021				December 31, 2020			
	NSG [1]	NSG TFFP[1]	SG[2]	Total	NSG [1]	NSG TFFP[1]	SG[2]	Total
a+ to a-	$ 26	$ -	$ -	$ 26	$ 35	$ -	$ -	$ 35
bbb+ to bbb-	-	-	60	60	-	-	60	60
bb+ to bb-	30	113	-	143	36	146	-	182
b+ to b-	89	88	291	468	110	103	297	510
ccc+ to cc	-	1	-	1	-	1	-	1
SD	-	-	1	1	-	-	-	-
Total	$ 145	$ 202	$ 352	$ 699	$ 181	$ 250	$ 357	$ 788

(1) NSG and NSG TFFP guarantees' ratings are represented by the Bank's internal credit risk classification, which maps to Standard & Poor's (S&P)'s rating scale.
(2) SG guarantees' rating is assigned to each borrower country by S&P.

As of September 30, 2021, the current carrying amount of the liability for the guarantee obligations amounted to $30 million (December 31, 2020 - $35 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which an MDB is concentrated, to countries in which an MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period in December 2030 or December 2035.

The Bank has entered into an EEA and executed bilateral EEA transactions (for $4,901 million in 2015 and $1,000 million in 2020) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank's SG outstanding loan balance, and individual country exposures exchanged do not exceed the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2021 and December 31, 2020, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

| | | EEA Seller | |
| | | S&P Rating | |
Country	Amount	As of September 30, 2021	As of December 31, 2020
Angola	$ 85	CCC+	CCC+
Armenia	118	B-	B-
Bangladesh	251	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B
Georgia	97	BB	BB
India	175	BBB-	BBB-
Indonesia	535	BBB	BBB
Jordan	144	B+	B+
Macedonia	130	BB-	BB-
Montenegro	116	B	B+
Morocco	990	BB+	BBB-
Nigeria	95	B-	B-
Pakistan	647	B-	B-
Serbia	195	BB+	BB+
Tunisia	990	B-	B-
Turkey	311	B+	B+
Vietnam	203	BB	BB
Total	$ 5,901		

| | | EEA Buyer | |
| | | S&P Rating | |
Country	Amount	As of September 30, 2021	As of December 31, 2020
Argentina	$ 750	CCC+	CCC+
Bolivia	92	B+	B+
Brazil	1,395	BB-	BB-
Chile	66	A	A+
Colombia	497	BB+	BBB-
Costa Rica	43	B	B
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B-
El Salvador	225	B-	B-
Mexico	900	BBB	BBB
Panama	207	BBB	BBB
Trinidad and Tobago	200	BBB-	BBB-
Total	$ 5,901		

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2021 and December 31, 2020, there were no nonaccrual events under the guarantees given or received, and the current carrying amount under the guarantees given amounts to $462 million and $497 million, respectively.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank also invests in debt securities to further its developmental objectives, mainly co-financing with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities are reported at amortized cost on the Condensed Balance Sheet.

The developmental assets in debt securities were $358 million and $392 million as of September 30, 2021 and December 31, 2020 respectively. The net carrying amount is summarized below (in millions):

	As of September 30, 2021	As of December 31, 2020
Amortized cost basis	$ 374	$ 410
Allowance for credit losses	(16)	(18)
Net carrying amount	$ 358	$ 392

The fair value of debt securities was $380 million and $404 million as of September 30, 2021 and December 31, 2020 respectively. This value includes $1 million of accrued interest as of September 30, 2021 (December 31, 2020 – $1 million) and $5 million of unrecognized holding gains as of September 30, 2021 (December 31, 2020 – $7 million unrecognized losses).

Debt securities in the amount of $266 million (fair value - $281 million) mature after 1 year through 5 years. Debt securities in the amount of $92 million (fair value - $99 million) mature after 5 years through 10 years.

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank's core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2021, approximately 95% of the outstanding developmental assets are sovereign-guaranteed (December 31, 2020 –94%). The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For the SG and NSG performing loans (i.e., loans that are not in nonaccrual status) and performing debt securities, the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD) and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss estimation model, known model or data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank's developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: (i) management has a reasonable expectation at the reporting date that a troubled debt restructuring will be executed with an individual borrower; or (ii) the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The global crises triggered by the COVID-19 pandemic has had a direct effect on economies related to the Bank's developmental assets and its impact is considered in the calculation of the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank's allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures' contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country's ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower's gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan's contractual effective interest rate. Expected cash flows are developed with assumptions that reflect management's best estimates given the specific facts and circumstances of the individual nonaccrual event.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of September 30, 2021 was as follows (in millions):

Country	Credit Rating	Year of origination[1]						September 30, 2021	December 31, 2020
		2021	2020	2019	2018	2017	Prior	2021	2020
Argentina	CCC+	$ 16	$ 1,090	$ 560	$ 1,623	$ 1,014	$ 8,959	$ 13,262	$ 13,357
Bahamas	BB-	151	231	84	22	-	228	716	539
Barbados	B-	4	207	-	101	15	218	545	546
Belize	SD	1	16	8	6	-	121	152	145
Bolivia	B+	-	447	200	119	407	2,702	3,875	3,803
Brazil	BB-	-	1,928	243	465	1,218	11,950	15,804	15,440
Chile	A	-	328	50	17	235	657	1,287	1,280
Colombia	BB+	85	1,221	910	752	771	6,471	10,210	10,624
Costa Rica	B	-	250	399	74	-	1,156	1,879	1,876
Dominican Republic	BB-	28	500	651	46	330	2,457	4,012	4,106
Ecuador	B-	200	590	919	565	60	3,818	6,152	5,871
El Salvador	B-	46	271	200	358	-	1,411	2,286	2,314
Guatemala	BB-	-	262	-	54	-	1,715	2,031	2,168
Guyana	B-	49	15	5	12	13	523	617	552
Haiti	B-	-	-	-	-	-	-	-	-
Honduras	BB-	-	242	115	280	66	1,969	2,672	2,628
Jamaica	B+	75	101	3	211	15	1,281	1,686	1,675
Mexico	BBB	-	800	1,345	1,369	1,244	11,317	16,075	16,452
Nicaragua	B-	-	47	-	-	226	1,973	2,246	2,159
Panama	BBB	-	738	339	441	352	1,951	3,821	3,848
Paraguay	BB	-	267	302	351	73	1,403	2,396	2,308
Peru	BBB+	1,000	54	154	168	347	983	2,706	1,610
Suriname	SD	-	-	1	3	35	434	473	487
Trinidad and Tobago	BBB-	-	102	-	-	-	622	724	757
Uruguay	BBB	124	339	106	261	197	1,993	3,020	3,006
Venezuela[2]	SD	-	-	-	-	-	2,011	2,011	2,011
Total		$ 1,779	$ 10,046	$ 6,594	$ 7,298	$ 6,618	$ 68,323	$ 100,658	$ 99,562

(1) Amounts exclude accrued interest.
(2) The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of September 30, 2021.

Non-sovereign-guaranteed Loans
The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank's NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) project finance loans, (ii) loans to financial institutions, and (iii) corporate loans.

The major credit risk factors considered in the scorecards at the borrower level of a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project's financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project's exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The major credit risk evaluation for loans to financial institutions considers country-related risks, which act as an anchor for the risk assessment as a whole. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, quality of management, earnings, market position, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

The major factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

For the NSG performing loans, the allowance and liability for expected credit losses methodology incorporates point-in-time (PIT) PD and LGD. The PD is derived from the borrower risk ratings of each facility developed using the S&P scorecard model. The borrower risk rating is considered equivalent to long-term foreign currency ratings published by S&P. The risk rating is further converted into PIT term structures of PDs determined utilizing Moody's Impairment Studio models that vary by industry, country, and the size of the borrower. The LGD is calculated for each individual loan or guarantee based on a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower.

The methodology also incorporates forward looking information where appropriate, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. The macroeconomic forecasts in the model include various scenarios in the R&S period of three years, where each scenario represents a different state of the economy. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD, LGD and EAD for every quarter for the remaining life of the asset. If multiple scenarios are considered, then results are weighted. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period. In certain instances, management may consider the need for qualitative adjustments to the calculation.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects management's best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset's contractual effective rate, the fair value of collateral less disposal costs, and other market data. The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2021, was as follows (in millions):

Internal Credit Risk Classification[1]	Year of origination[2]						Revolving loans	Revolving loans converted to term loans	September 30, 2021	December 31, 2020
	2021	2020	2019	2018	2017	Prior				
Corporates										
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	300	-	-	300	320
bbb+ to bbb-	-	-	-	-	-	42	-	-	42	74
bb+ to bb-	-	434	38	31	136	17	-	21	677	683
b+ to b-	-	57	102	48	41	37	-	-	285	344
ccc+ to d	-	-	-	23	64	139	-	-	226	252
Subtotal	-	491	140	102	241	535	-	21	1,530	1,673
Financial Institutions										
aa+ to aa-	-	-	-	-	-	190	-	-	190	183
a+ to a-	-	-	-	-	100	-	-	-	100	88
bbb+ to bbb-	30	-	12	-	-	-	-	-	42	116
bb+ to bb-	269	134	207	126	32	124	3	42	937	900
b+ to b-	54	73	51	30	25	71	-	-	304	399
ccc+ to d	-	23	-	13	-	6	-	47	89	74
Subtotal	353	230	270	169	157	391	3	89	1,662	1,760
Project Finance										
aa+ to aa-	-	-	-	-	-	-	-	-	-	-
a+ to a-	-	-	-	-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	21	-	-	-	21	22
bb+ to bb-	16	8	157	76	81	193	-	-	531	630
b+ to b-	26	166	44	241	75	216	-	-	768	549
ccc+ to d	-	-	-	68	21	486	-	-	575	565
Subtotal	42	174	201	385	198	895	-	-	1,895	1,766
Total	$ 395	$ 895	$ 611	$ 656	$ 596	$ 1,821	$ 3	$ 110	$ 5,087	$ 5,199

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from financial institutions, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2021, was as follows (in millions):

Internal Credit Risk Classification [1]	Year of origination[2]				September 30, 2021	December 31, 2020
	2021	2020	2019	2018		
aa+ to aa-	$ -	$ -	$ -	$ -	$ -	$ -
a+ to a-	-	-	-	-	-	-
bbb+ to bbb-	-	-	-	-	-	202
bb+ to bb-	-	245	87	-	332	160
b+ to b-	-	5	26	-	31	35
ccc+ to d	-	-	-	11	11	13
Total	$ -	$ 250	$ 113	$ 11	$ 374	$ 410

(1) The ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.
(2) Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2021.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Income on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place in nonaccrual status all SG loans made to, or guaranteed by, a member of the Bank if principal, interest, or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans
As of September 30, 2021, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $624 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

During 2020, the Bank revised the nonaccrual length assumption to reflect management's current best estimate of the delay in Venezuela's debt service. As a result, an allowance for individually assessed loans of $54 million as of September 30, 2021 ($53 million as of December 31, 2020), is included in the allowance for credit losses. This represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects management's best estimate based upon the information currently available. Since the situation in

Venezuela continues to evolve, management will monitor its credit exposure periodically and reassess significant assumptions accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2021 and 2020 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
Loans in nonaccrual status as of the beginning of the period	$ 2,011	$ 2,011	$ 2,011	$ 2,011
Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	-	-	-	-
Loans past due for more than 90 days not in nonaccrual status [1]	-	-	-	-

(1)   The Bank's policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans 180 days or more past due or in nonaccrual status as of September 30, 2021 and 2020.

The aging analysis of loans in the SG portfolio as of September 30, 2021 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current	Total
Argentina	$ -	$ -	$ -	$ -	$ 13,262	$ 13,262
Bahamas	-	-	-	-	716	716
Barbados	-	-	-	-	545	545
Belize	-	-	-	-	152	152
Bolivia	-	-	-	-	3,875	3,875
Brazil	-	-	-	-	15,804	15,804
Chile	-	-	-	-	1,287	1,287
Colombia	-	-	-	-	10,210	10,210
Costa Rica[1]	6	-	-	6	1,873	1,879
Dominican Republic	-	-	-	-	4,012	4,012
Ecuador	-	-	-	-	6,152	6,152
El Salvador	-	-	-	-	2,286	2,286
Guatemala	-	-	-	-	2,031	2,031
Guyana	-	-	-	-	617	617
Haiti	-	-	-	-	-	-
Honduras	-	-	-	-	2,672	2,672
Jamaica	-	-	-	-	1,686	1,686
Mexico	-	-	-	-	16,075	16,075
Nicaragua	-	-	-	-	2,246	2,246
Panama	-	-	-	-	3,821	3,821
Paraguay	-	-	-	-	2,396	2,396
Peru	-	-	-	-	2,706	2,706
Suriname	-	-	-	-	473	473
Trinidad and Tobago	-	-	-	-	724	724
Uruguay	-	-	-	-	3,020	3,020
Venezuela	4	83	624	711	1,300	2,011
Total	$ 10	$ 83	$ 624	$ 717	$ 99,941	$ 100,658

(1)   As of the date of this document, Costa Rica has no loans outstanding that are past due.

Non-sovereign-guaranteed Loans

As of September 30, 2021, NSG loans 90 or more days past due amounted to $61 million ($59 million at December 31, 2020). NSG loans with outstanding balances of $513 million as of September 30, 2021 were in nonaccrual status ($528 million at December 31, 2020), including $34 million whose maturity was accelerated (December 31, 2020 - $9 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $200 million (December 31, 2020- $180 million).

The aging analysis of loans in the NSG portfolio as of September 30, 2021 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total
Corporate	$ -	$ -	$ -	$ 6	$ 6	$ 1,524	$ 1,530
Financial Institutions	-	-	22	48	70	1,592	1,662
Project Finance	-	-	-	7	7	1,888	1,895
Total	$ -	$ -	$ 22	$ 61	$ 83	$ 5,004	$ 5,087

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2021 and 2020 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
Loans in nonaccrual status as of the beginning of the period				
Corporate	$ 7	$ 19	$ 25	$ 23
Financial Institutions	73	48	51	58
Project Finance	442	252	452	234
Total	$ 522	$ 319	$ 528	$ 315
Loans in nonaccrual status as of the end of the period				
Corporate	$ 7	$ 19	$ 7	$ 19
Financial Institutions	71	49	71	49
Project Finance [1]	435	253	435	253
Total	$ 513	$ 321	$ 513	$ 321
Interest income recognized on cash basis for loans in nonaccrual status				
Corporate	$ -	$ -	$ -	$ 1
Financial Institutions	-	1	-	3
Project Finance	2	-	8	2
Total	$ 2	$ 1	$ 8	$ 6
Loans past due for more than 90 days not in nonaccrual status				
Corporate	$ -	$ -	$ -	$ -
Financial Institutions	-	-	-	-
Project Finance	-	-	-	-
Total	$ -	$ -	$ -	$ -

(1) In October 2021, an individually assesed loan amounting to $176 million was collected.

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service or debt security is current and management's doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2021 and 2020.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses are estimated for SG loans upon the initial recognition of such assets and over the assets' contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. Loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank's performing SG loans.

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2021, and December 31, 2020 were as follows (in millions):

Collective allowance for loans outstanding	2021		2020	
Balance, beginning of year	$	8	$	13
Cumulative-effect beginning adjustment [1]		-		(2)
Provision (credit) for expected credit losses		-		(3)
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	8	$	8

Collective allowance for loan commitments and guarantees [2]	2021		2020	
Balance, beginning of year	$	1	$	-
Cumulative-effect beginning adjustment [1]		-		1
Provision for expected credit losses		-		-
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	1	$	1

Individually assessed loans	2021		2020	
Balance, beginning of year	$	53	$	15
Cumulative-effect beginning adjustment [1]		-		-
Provision (credit) for expected credit losses		1		38
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	54	$	53

(1) Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology.
(2) The allowance for loan commitment losses became a requirement upon the implementation of the expected credit loss model on January 1, 2020. The allowance for loan commitments and guarantee losses are included in Other liabilities in the Condensed Balance Sheet.

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	September 30, 2021		December 31, 2020	
Accrued interest receivable on SG loans outstanding[1] as of	$	495	$	422
Accrued interest receivable reversed, for the periods ended		-		-

(1) There was no allowance for expected credit losses recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one-to-one basis to that of the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2021, and December 31, 2020 were as follows (in millions):

Collective allowance for loans outstanding		2021		2020
Balance, beginning of year	$	245	$	192
Cumulative-effect beginning adjustment [1]		-		2
Provision (credit) for expected credit losses		(57)		51
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	188	$	245

Collective allowance for loan commitments and guarantees [2]		2021		2020
Balance, beginning of year	$	62	$	9
Cumulative-effect beginning adjustment [1]		-		31
Provision (credit) for expected credit losses		(27)		22
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	35	$	62

Individually assessed loans		2021		2020
Balance, beginning of year	$	180	$	120
Cumulative-effect beginning adjustment [1]		-		-
Provision (credit) for expected credit losses		21		62
Write-offs		(1)		(2)
Recoveries		-		-
Balance, end of year	$	200	$	180

(1)   Effective January 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology.
(2)   The allowance for loan commitment losses became a requirement upon the implementation of the expected credit loss model on January 1, 2020. The allowance for loan commitments and guarantee losses are included in Other liabilities in the Condensed Balance Sheet.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans		September 30, 2021		December 31, 2020
Accrued interest receivable on NSG loans outstanding [1] as of	$	32	$	24
Accrued interest receivable reversed [2] for the periods ended		-		2

(1)   There was no allowance for expected credit losses recognized on the accrued interest receivables in any of the reporting periods.
(2)   Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended September 30, 2021 and December 31, 2020 was as follows (in millions):

		2021		2020
Balance, beginning of year	$	18	$	-
Cumulative-effect beginning adjustment [1]		-		6
Provision (credit) for expected credit losses		(2)		12
Write-offs		-		-
Recoveries		-		-
Balance, end of year	$	16	$	18

(1)   Prior to the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments in January 2020, held-to-maturity debt securities were evaluated for other-than-temporary impairment (OTTI). OTTI is recognized if the fair value of the assets is less than its amortized cost basis and if, based on certain criteria, the decline in fair value is considered other than temporary. The beginning balance of 2020 includes a cumulative-effect adjustment which reflects the one-time cumulative impact of adopting the CECL methodology.

Accrued interest receivable on debt securities outstanding amounted to $1 million as of September 30, 2021 (2020 - $1 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Troubled debt restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. A modification of an NSG loan or debt security is considered a troubled debt restructuring when the borrower or issuer is experiencing financial difficulty and the Bank has granted a concession to the borrower or issuer. A loan or debt security restructured under a troubled debt restructuring is individually assessed to estimate the allowance for expected credit losses.

The Bank does not have any commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring.

In April 2020, the U.S. federal banking regulators[4] issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) (the Interagency Statement or the Guidance). The Interagency Statement offers practical expedients for evaluating whether loan modifications that occur in response to the COVID-19 pandemic are troubled debt restructurings (TDR). The Guidance clarifies that it is not necessary to consider the impact of the COVID-19 pandemic on the financial condition of a borrower in connection with a short-term (e.g., six months) COVID-19 related modification, provided the borrower is current at the date the modification program is implemented. Loans that do not have past due balances at the time of implementing the modification program are not designated as past due because of the reliefs granted under the program, and are generally not placed on nonaccrual status during the payment deferral period granted under the program. COVID-19 related modifications that do not meet the provisions of the Interagency Statement should be assessed for TDR classification. The Bank elected to apply the Guidance.

Since the beginning of the pandemic, the Bank has evaluated loans with outstanding balance of $161 million under the Guidance and determined that the modifications are not considered troubled debt restructurings. These loans were fully performing at the time the program was implemented in April 2020. The reliefs provided are short-term arrangements of principal deferrals amounting to $8 million as of September 30, 2021, and December 31, 2020. The loans continue to accrue interest during the deferral period and are not reported as past due or nonaccrual status, except for one loan in the amount of $3 million that is in nonaccrual status as of September 30, 2021. The Bank continues to estimate the allowance for expected credit losses for the performing loans under the NSG collective loss allowance process.

During the first nine months of 2021, there were no troubled debt restructurings of NSG loans, and there were no significant payment defaults on loans previously modified in a trouble debt restructuring.

During 2020, there was one troubled debt restructurings of financial institution NSG loans classified as impaired, with an outstanding balance of $1 million, and a specific allowance for loan losses of $1 million. Such agreement was modified to provide a new facility and to extend the repayment date. There were no significant payment defaults on loans previously modified in a trouble debt restructuring.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing remaining borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to mitigate this income volatility, the Bank takes into consideration all of its

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[4] The Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency, and the Consumer Financial Protection Bureau.

non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2021 and 2020, as follows (in millions):

Condensed Statement of Income and Retained Earnings location:	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
Borrowing expenses, after swaps	$ (359)	$ (385)	$ (1,121)	$ (1,171)
Net fair value adjustments on non-trading				
portfolios and foreign currency transactions	964	(337)	2,718	(1,549)
Total changes in fair value included in Net income	$ 605	$ (722)	$ 1,597	$ (2,720)

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) back to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Condensed Statement of Income and Retained Earnings amounted to $(3) million for the period ended September 30, 2021 (2020 – $1 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2021 and December 31, 2020, was as follows (in millions):

	September 30, 2021	December 31, 2020
Fair value	$ 85,169 [1]	$ 82,631 [1]
Unpaid principal outstanding	83,030	78,343
Fair value over unpaid principal outstanding	$ 2,139	$ 4,288

(1) Includes accrued interest of $431 million at September 30, 2021 and $517 million at December 31, 2020.

NOTE H – DERIVATIVES

Risk management strategy and use of derivatives

The Bank's financial risk management strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures to fulfill its development mandates. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans. Investment swaps are executed to hedge specific underlying investment and produce the appropriate vehicles to invest existing cash. The Bank also utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

In addition, the Bank supports its borrowers' ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure.

Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues debt securities that contain embedded derivatives. Certain Flexible Financing Facility loans may also contain risk management options that are embedded in the loan contract. The hybrid borrowing instruments are carried at fair value under the elected Fair Value Option. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, recorded at fair value as derivative assets or liabilities, and included in Other assets and Other liabilities in the Condensed Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the "interest component". The interest component for swaps related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related swaps is included in Income from loans. The interest component for borrowing and equity duration swaps are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of lending, borrowing and equity duration derivatives, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, Other interest income, respectively, upon termination of a swap or option.

Financial statements presentation

The Bank's derivative instruments as of September 30, 2021 and December 31, 2020, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2021 and 2020, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flow as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2021[1]		December 31, 2020[1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 197	$ 71	$ -	$ 604
	Loans	952	288	655	757
	Borrowings	1,032	1,338	2,247	1,018
	Accrued interest and other charges				
	-On swaps, net	85	(66)	42	(43)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	20	221	-	411
	Loans	260	352	82	541
	Borrowings	1,469	453	2,513	25
	Other	124	-	27	1
	Accrued interest and other charges				
	-On swaps, net	149	55	287	114
Options	Other assets	97	-	16	-
	Other liabilities	-	97	-	16
		$ 4,385	$ 2,809	$ 5,869	$ 3,444

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30,		Nine months ended September 30,	
		2021	2020	2021	2020
Currency swaps					
Investments - Trading	Income from Investments:				
	Interest	$ (20)	$ (2)	$ (47)	$ 16
	Net gains (losses)	32	13	93	16
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	206	(280)	437	(295)
Loans	Income from loans, after swaps	(22)	(10)	(49)	16
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	280	(297)	767	(51)
Borrowings	Borrowing expenses, after swaps	121	120	382	237
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(737)	644	(1,559)	293
Interest rate swaps					
Investments - Trading	Income from Investments:				
	Interest	(57)	(68)	(176)	(129)
	Net gains (losses)	60	68	208	(284)
Loans	Income from loans, after swaps	(40)	(41)	(127)	(91)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	65	68	366	(236)
Borrowings	Borrowing expenses, after swaps	218	208	662	353
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(298)	(195)	(1,354)	1,801
Other	Other interest income [1]	(1)	(3)	23	(1)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	7	21	97	(30)
Futures					
Investments - Trading	Income from Investments:				
	Net gains (losses)	-	(1)	1	(7)
		$ (186)	$ 245	$ (276)	$ 1,608

[1]   During the first nine months of 2021, includes the recognition of realized gains of $30 million related to the unwinding of certain swaps for equity duration management purposes.

Condensed Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from Derivatives	Three months ended September 30,		Nine months ended September 30,	
		2021	2020	2021	2020
Loans	**Cash flows from lending and investing activities:**				
	Miscellaneous assets and liabilities, net	$ **(9)**	$ 20	$ **1**	$ 148
	Cash flows from operating activities:				
	Loan income collections, after swaps	**(60)**	(17)	**(169)**	(50)
Borrowings	**Cash flows from financing activities:**				
	Medium- and long-term borrowings				
	Proceeds from issuance	**5**	(12)	**4**	(21)
	Repayments	**57**	(25)	**(88)**	(407)
	Cash flows from operating activities:				
	Interest and other cost of borrowings, after	**432**	(195)	**1,046**	(39)
Investments - Trading	**Cash flows from operating activities:**				
	Gross purchase of trading investments	**20**	(29)	**161**	349
	Gross proceeds from sale or maturity of trading investments	**18**	(65)	**(360)**	55
	Income from investments	**25**	16	**668**	(54)
Other	**Cash flows from operating activities:**				
	Other interest income	**(6)**	1	**22**	5
		$ **482**	$ (306)	$ **1,286**	$ (14)

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2021 and December 31, 2020 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Other category includes interest rate swaps used to maintain the equity duration within policy limits. Futures and options are shown at the notional amounts of the underlying contracts.

	September 30, 2021					
	Currency swaps		Interest Rate swaps		Futures & Options	
Derivative type/Rate type	Receivable	Payable	Receivable	Payable	Underlying contract	
Investments						
Fixed	$ -	$ 13,021	$ -	$ 13,513	$	-
Adjustable	13,397	132	13,513	-		-
Loans						
Fixed	201	11,265	118	8,604		-
Adjustable	12,783	1,204	8,468	1		-
Borrowings						
Fixed	24,080	775	65,989	-		-
Adjustable	1,521	25,542	800	66,789		-
Other						
Fixed	-	-	1,056	1,782		-
Adjustable	-	-	1,782	1,056		-
Futures	-	-	-	-		-
Options [1]	-	-	-	-		343

(2)   Represents 4,365,000 barrels of crude oil measured at spot price.

Derivative type/Rate type	Currency swaps		Interest Rate swaps		Futures & Options
	December 31, 2020				
	Receivable	Payable	Receivable	Payable	Underlying contract
Investments					
Fixed	$ -	$ 9,267	$ -	$ 12,116	$ -
Adjustable	8,727	26	12,216	100	-
Loans					
Fixed	-	11,834	128	9,208	-
Adjustable	12,981	1,320	9,071	1	-
Borrowings					
Fixed	23,292	812	61,714	-	-
Adjustable	1,589	24,168	800	62,514	-
Other					
Fixed	-	-	113	3,067	-
Adjustable	-	-	3,067	113	-
Futures	-	-	-	-	24
Options [1]	-	-	-	-	319

(1)   Represents 6,165,000 barrels of crude oil measured at spot price.

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2021 and December 31, 2020 are as follows (in millions):

Description	September 30, 2021	December 31, 2020
Derivatives		
Gross Amounts of Assets presented in the Balance Sheet [1]	$ 4,385	$ 5,869
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	(2,481)	(2,932)
Collateral Received [3]	(1,809)	(2,625)
Net Amount	$ 95	$ 312
Derivatives		
Gross Amounts of Liabilities presented in the Balance Sheet [2]	(2,809)	(3,444)
Gross Amounts Not Offset in the Balance Sheet:		
Financial Instruments	2,384	2,916
Net Amount	$ (425)	$ (528)

(1)   Includes accrued interest of $234 million and $329 million in 2021 and 2020, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(2)   Includes accrued interest of $(11) million and $71 million in 2021 and 2020, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges.
(3)   Includes cash collateral amounting to $501 million (2020 - $1,344 million). The remaining amounts represent off-Balance-Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2021 is $425 million ($528 million at December 31, 2020) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $2 million at September 30, 2021 ($229 million at December 31, 2020).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In some cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -   Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2021 and December 31, 2020, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2021, the investment portfolio includes $7 million of securities classified as Level 3 ($8 million as of December 31, 2020). There was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2021 or 2020. Also, there were no transfers between levels during the first nine months of 2021 or 2020, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements September 30, 2021 [1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,153	$ 2,153	$ -	$ -
U.S. Government-sponsored enterprises	336	-	336	-
Obligations of non-U.S.governments	10,932	1,392	9,540	-
Obligations of non-U.S. agencies	14,201	-	14,201	-
Obligations of non-U.S. sub-sovereigns	4,378	-	4,378	-
Obligations of supranationals	3,270	-	3,270	-
Bank obligations [2]	7,317	-	7,317	-
Corporate securities	718	-	718	-
Mortgage-backed securities	5	-	5	-
Asset-backed securities	10	-	3	7
Total Investments - Trading	43,320	3,545	39,768	7
Currency and interest rate swaps	4,288	-	4,288	-
Options [3]	97	-	97	-
Total	$ 47,705	$ 3,545	$ 44,153	$ 7

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $109 million for trading investments and $234 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Included in Other assets.

Assets	Fair Value Measurements December 31, 2020 [1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,917	$ 1,917	$ -	$ -
U.S. Government-sponsored enterprises	471	-	471	-
Obligations of non-U.S.governments	7,617	1,241	6,376	-
Obligations of non-U.S. agencies	12,484	-	12,484	-
Obligations of non-U.S. sub-sovereigns	4,158	-	4,158	-
Obligations of supranationals	2,382	-	2,382	-
Bank obligations [2]	7,171	-	7,171	-
Corporate securities	679	-	679	-
Mortgage-backed securities	6	-	6	-
Asset-backed securities	11	-	3	8
Total Investments - Trading	36,896	3,158	33,730	8
Currency and interest rate swaps	5,853	-	5,853	-
Options [3]	16	-	16	-
Total	$ 42,765	$ 3,158	$ 39,599	$ 8

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $120 million for trading investments and $329 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3) Included in Other assets.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2021 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	85,169	$	-	$	85,169	$	-
Currency and interest rate swaps		2,712		-		2,712		-
Options [2]		97		-		97		-
Total	$	87,978	$	-	$	87,978	$	-

(1)   Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $431 million for borrowings and under Accrued interest and other charges of $(10) million for currency and interest rate swaps.
(2)   Included in Other liabilities.

Liabilities	Fair Value Measurements December 31, 2020 [1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	82,631	$	-	$	82,631	$	-
Currency and interest rate swaps		3,428		-		3,428		-
Options [2]		16		-		16		-
Total	$	86,075	$	-	$	86,075	$	-

(1)   Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $517 million for borrowings and under Accrued interest and other charges of $71 million for currency and interest rate swaps.
(2)   Included in Other liabilities.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Value of Financial Instruments.

NOTE J – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

Cash
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Debt securities
The fair values of debt securities are estimated using a discounted cash flow method.

Swaps
Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings
The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of September 30, 2021 and December 31, 2020 (in millions):

	September 30, 2021 [1]		December 31, 2020 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,873	$ 1,873	$ 2,596	$ 2,596
Investments - Trading	43,320	43,320	36,896	36,896
Developmental Assets				
Loans outstanding, net[2] [4]	105,851	107,177	104,754	107,348
Debt securities, net[4]	358	380	393	404
Currency and interest rate swaps receivable				
Investments - Trading	203	203	-	-
Loans	1,188	1,188	700	700
Borrowings	2,767	2,767	5,131	5,131
Others	130	130	22	22
Other assets [3] [4]	589	516	548	428
Borrowings				
Short-term	1,060	1,060	1,186	1,186
Medium- and long-term:				
Measured at fair value	85,169	85,169	82,631	82,631
Measured at amortized cost[4]	29,910	31,199	26,810	28,709
Currency and interest rate swaps payable				
Investments - Trading	369	369	1,115	1,115
Loans	668	668	1,314	1,314
Borrowings	1,675	1,675	998	998
Others	-	-	1	1
Other liabilities [3] [4]	589	516	548	428

(1) Includes accrued interest.
(2) Includes Accrued interest and other charges.
(3) Amounts are related to EEA guarantees given, the non-contingent liability for the obligation under the SG and NSG guarantees and options.
(4) Fair value of loans, debt securities, EEA guarantees given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Fair value of Borrowings at amortized cost is classified within Level 2 of the fair value hierarchy.

NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2021 and 2020, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
Fair value adjustment - gains (losses) [1]				
Borrowings	$ 964	$ (337)	$ 2,718	$ (1,549)
Derivatives				
Borrowing swaps	(1,035)	449	(2,913)	2,093
Lending swaps	345	(229)	1,133	(286)
Equity duration swaps	7	21	97	(30)
Currency transaction gains (losses) on borrowings				
and loans at amortized cost, and other	(278)	262	(763)	(294)
Total	$ 3	$ 166	$ 272	$ (66)

(1) Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments gains (losses) of $272 million (2020 - $(66) million) mostly relate to changes in the fair value of lending and equity duration swaps due to the increase in USD interest rates. Unrealized gain or losses in the net fair value adjustments on non-trading portfolios and foreign currency transactions will tend to zero as the related financial instruments mature.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended on September 30, 2021 and 2020, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2021	2020	2021	2020
Currency transaction gains (losses):				
Borrowings, at fair value	$ 585	$ (549)	$ 725	$ 454
Derivatives, at fair value:				
Borrowing swaps	(523)	593	(659)	(283)
Lending swaps	215	(293)	678	154
	277	(249)	744	325
Currency transaction gains (losses) related to:				
Borrowings, at amortized cost	26	(10)	35	92
Loans	(276)	282	(750)	(327)
Other	(28)	(10)	(48)	(59)
	(278)	262	(763)	(294)
Total	$ (1)	$ 13	$ (19)	$ 31

NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank's Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2021, the Board of Governors approved income transfers from the Bank to the GRF amounting to $92 million (2020 - $64 million).

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2021 and the year ended December 31, 2020.

NOTE N – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of September 30, 2021 and December 31, 2020, is as follows (in millions):

	September 30, 2021	December 31, 2020
Regional developing members	$ 704	$ 702
Canada	43	44
Non-regional members, net	55	50
Total	$ 802	$ 796

The amounts are represented in the Condensed Balance Sheet as follows (in millions):

	September 30, 2021	December 31, 2020
Receivable from members	$ 802	$ 798
Amounts payable to maintain value of currency holdings	-	(2)
Total	$ 802	$ 796

NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions
All contributions are made in cash during the fourth quarter of the year. As of September 30, 2021, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2021 is $57 million

and $30 million, respectively, the same amounts disclosed in the December 31, 2020 financial statements. Contributions for 2020 were $56 million and $30 million, respectively.

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2021 and 2020 (in millions):

| | Pension Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2021	2020	2021	2020
Service cost [1]	$ 41	$ 34	$ 125	$ 102
Interest cost	36	40	108	122
Expected return on plan assets [2]	(52)	(59)	(156)	(176)
Amortization of:				
Prior service cost	-	-	1	1
Net actuarial losses	25	17	73	51
Net periodic benefit cost	$ 50	$ 32	$ 151	$ 100

(1)   Included in the Administrative expenses.
(2)   The expected return of plan assets is 4.75% in 2021 and 5.75% in 2020.

| | Postretirement Benefits | | | |
| | Three months ended September 30, | | Nine months ended September 30, | |
	2021	2020	2021	2020
Service cost [1]	$ 12	$ 9	$ 35	$ 27
Interest cost	17	19	49	57
Expected return on plan assets [2]	(23)	(23)	(67)	(71)
Amortization of:				
Prior service credit	(3)	(3)	(9)	(9)
Net actuarial losses	9	9	28	25
Net periodic benefit cost	$ 12	$ 11	$ 36	$ 29

(1)   Included in the Administrative expenses.
(2)   The expected return of plan assets is 4.75% in 2021 and 5.50% in 2020.

NOTE P – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at September 30, 2021. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $381 million at September 30, 2021 and $353 million at December 31, 2020. The Bank's total loans outstanding to these VIEs was $29 million ($32 million at December 31, 2020). No guarantees were outstanding to these VIEs at September 30, 2021 and December 31, 2020. Amounts committed not yet disbursed related to such loans and guarantees amounted to $4 million ($4 million at December 31, 2020), which combined with outstanding amounts results in a total maximum Bank exposure of $33 million at September 30, 2021 ($36 million at December 31, 2020).

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $106 million at September 30, 2021 ($162 million December 31, 2020). The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $106 million at September 30, 2021 and $162 million at December 31, 2020, which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

| | Nine months ended September 30, | |
	2021	2020
Net income	$ 784	$ 265
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(84)	144
Income from investments	(30)	7
Other interest income	(13)	-
Other income	-	(2)
Interest and other costs of borrowings, after swaps	(38)	(340)
Administrative expenses, including depreciation	113	72
Special programs	(12)	5
Transfers to the IDB Grant Facility	(18)	51
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(272)	66
Net increase in trading investments	(6,613)	(7,938)
Net unrealized (gains) losses on trading investments	(8)	5
Other components of net pension benefit costs	27	-
Provision (credit) for developmental assets credit losses	(64)	142
Net cash used in operating activities	$ (6,228)	$ (7,523)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (13)	$ (33)
Loans outstanding	(68)	(169)
Debt securities	(31)	(21)
Borrowings	(102)	(261)
Receivable from members, net	4	(5)

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2021 and 2020, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

| | Nine months ended September 30, | | | |
	2021		2020	
Argentina	$	249	$	287
Brazil		186		252
Colombia		225		226
Mexico		243		278

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The global outbreak of COVID-19 has disrupted economic markets and created significant volatility. The operational and financial performance of the companies in which the Bank invests depends on future developments, including the duration and spread of the outbreak. Such uncertainty may impact the fair value of the Bank's investments and the credit worthiness of the Bank's loan borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are and continue to be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes, services, and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2021, the Board of Governors approved a $150 million distribution (2020 - $110 million) to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $15 million and $55 million, respectively, for the nine month period ended September 30, 2021 (2020 - $17 million and $55 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $5 million and $1 million, respectively, for the nine month period ended September 30, 2021 (2020 - $7 million and $1 million, respectively).

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This guarantee allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. As of September 30, 2021, the eligible exposure under this guarantee was $66 million (none as of December 31, 2020), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IIC, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 5, 2021, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2021, except as disclosed in Note F that in October 2021, the Bank collected an individually assessed non-sovereign-guaranteed loan amounting to $176 million; as well as a past due sovereign-guaranteed loan of $6 million from Costa Rica.